BancPlus Corporation

1068 Highland Colony Parkway

Ridgeland, MS 39157

February 11, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	BancPlus Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed February 11, 2022
File No. 333-261311

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BancPlus Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time on February 15, 2022, or as soon as practicable thereafter.

Please contact Charlotte May of Covington & Burling LLP at (202) 662-5732 with any questions you may have regarding this request. In addition, please notify Ms. May by telephone when this request for acceleration has been granted.

Respectfully,

BancPlus Corporation

By:        /s/ William A. Ray

Name: William A. Ray

Title:   President and Chief Executive Officer

cc: M. Ann Southerland, BancPlus Corporation

Joseph C. Canizaro, First Trust Corporation

Charlotte May, Covington & Burling LLP

Brianna M. Bloodgood, Covington & Burling LLP

Michael D. Waters, Jones Walker LLP

Craig N. Landrum, Jones Walker LLP

Clinton H. Smith, Jones Walker LLP

Thomas D. Kimball, Jones Walker LLP

Mark A. Fullmer, Phelps Dunbar LLP

Evan C. Cuccia, Phelps Dunbar LLP